United States securities and exchange commission logo





                              August 31, 2020

       James McEntee
       President and Chief Financial Officer
       FINTECH ACQUISITION CORP III PARENT CORP
       c/o FinTech Acquisition Corp. III
       2929 Arch Street, Suite 1703
       Philadelphia, PA 19104-2870

                                                        Re: FINTECH ACQUISITION
CORP III PARENT CORP
                                                            Registration
Statement on Form S-4
                                                            Filed August 5,
2020
                                                            File No. 333-240410

       Dear Mr. McEntee:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed August 5, 2020

       Frequently Used Terms, page ii

   1. If material to investors, please define Reimbursable Transaction Expenses. In this regard, we note that the term
is defined by reference to disclosure schedules to which investors may not have access.
       Risk Factors
       "To acquire and retain a segment of our merchants . . .", page 18

   2. You disclose that "gaining and maintaining loyalty or exclusivity can require financial concessions to maintain
current distribution partners and merchants or to attract potential distribution partners
and merchants from [y]our competitors," and "[you] have been
 James McEntee
FirstName LastNameJames CORP
                        McEntee
FINTECH ACQUISITION          III PARENT CORP
Comapany
August 31, NameFINTECH
           2020         ACQUISITION CORP III PARENT CORP
August
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         required, and expect to be required in the future, to make concessions when renewing contracts with [y]our distribution partners and such concessions can have a material impact on [y]our financial condition or operating performance." Please briefly describe the types of financial and other concessions you have made and expect to make in the future.
"We may not be able to successfully execute our strategy . . .", page 27

3. You disclose that "[a] significant part of [y]our growth strategy is to enter new vertical markets through platform acquisitions of vertically focused integrated payment and software solutions providers and to expand within [y]our existing vertical markets through selective tuck-in acquisitions." Please clarify whether you have any current plans or agreements for acquisitions.
"We rely on bank sponsors . . .", page 30

4. Please disclose the length of the term of your agreements to sponsor your ACH network with Wells Fargo and Fifth Third, and briefly describe any other terms material to understanding these agreements and the agreement with BMO Harris. Please tell us what consideration you have given to filing these agreements as material contracts. See Item
         601(b)(10) of Regulation S-K.
"Our initial stockholders, directors and officers may have a conflict of interest . . .", page 39

5. The bulleted list beginning on page 39 does not actually appear to list the conflicts of your initial stockholders, directors, and officers. Please revise for consistency.
Proposal No. 1     The Business Combination Proposal
Consideration, page 66

6. You disclose that " the aggregate consideration to be paid in the Transactions will consist
         of . . . based on Holdings    current capitalization, assuming no
redemptions, an estimated
         $565.5 million in cash[, and] 48.0 million shares of Parent   s common
stock." Please
         provide more detail regarding how you arrived at the $565.5 amount of cash consideration and 48.0 million shares of common stock.
Earnout Shares, page 66

7.       Please define the "Median Target."
Additional Agreements
Director Nomination Agreement, page 76

8. We note your disclosure that "[p]ursuant to the Director Nomination Agreement, GTCR will be granted certain rights to nominate members of the board of Parent following the transaction, subject to certain conditions set forth in the Director Nomination
         Agreement." Please briefly describe these certain rights and certain conditions. Further,
 James McEntee
FirstName LastNameJames CORP
                        McEntee
FINTECH ACQUISITION          III PARENT CORP
Comapany
August 31, NameFINTECH
           2020         ACQUISITION CORP III PARENT CORP
August
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         please file the Director Nomination Agreement as an exhibit to your registration statement, or tell us why you do not believe you are required to do so. See Item
         601(b)(10) of Regulation S-K.
Background of the Merger , page 77

9. Please revise throughout to provide details of the negotiations of the material terms of the transaction. Your disclosure should indicate the particular views and positions that were discussed at each meeting, as applicable, and how you reached final agreement on such terms. Such terms include, but are not limited to, consideration amounts, purchase price adjustments and the agreement to include earnout shares, material termination provisions and termination fees, stockholder approval requirements, the size of the PIPE investment, your obligations under the TRA, and the percentages held in the combined company by each party, including the Company, Seller, and Blocker Seller.
10. There appear to be some discrepancies in meeting dates throughout your "Background of the Merger" disclosure. For example, we note the following disclosures:

         On page 79, you disclose that "In January 2020, representatives of the financial advisor to
         Target C introduced representatives of the Company to the management team of Target C and, on January 28, 2020, we executed an NDA with Target C. In February 2019,
         representatives of Target C   s financial advisor provided
representatives of the Company
         with information regarding Target C and, throughout March 2019, representatives of the
         Company held several face-to-face and video conference meetings with management of
         Target C to discuss Target C   s business and the terms of a potential
transaction. During
         April 2019, representatives of the Company held calls with various members of Target
         C   s management team and conducted additional business due diligence and negotiated the
         terms of a potential transaction . . . . On May 18, 2020, the parties executed a letter of
         intent providing (a) for the transaction structure and (b) that the parties would agree on a valuation following receipt of updated financials reflecting performance through the recent months during the COVID-19 crisis. In early June 2019, the parties agreed on a transaction valuation and began preparing materials for confidential investor marketing.
         Throughout June 2019, representatives of the Company worked with representatives of
         Target C" (emphasis added).

         Please revise your filing to address what appears to be a discrepancy in your chronological discussion of the background of your merger agreement, or tell us why you have chosen to present your background discussion in this manner.
Reasons for the Approval of the Merger, page 81

11. To provide balanced disclosure for investors, please briefly describe any negative factors considered by your board when determining whether to enter into the merger agreement with Paya.
12. We note your disclosure that your board engaged and consulted "third-party experts and
 James McEntee
FirstName LastNameJames CORP
                        McEntee
FINTECH ACQUISITION          III PARENT CORP
Comapany
August 31, NameFINTECH
           2020         ACQUISITION CORP III PARENT CORP
August
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         financial advisors including, but not limited to, Northland, Morgan Stanley and Stefan
         Elephante, a technology advisor." Please amend your disclosure about the merger to briefly summarize any third-party reports, valuations, etc., provided to your board by
         Morgan Stanley and Stefan Elephante, including when the board considered these reports in relation to the meetings and negotiations discussed in your "Background of the
         Merger."
Description of Fairness Opinion of Northland, page 83

13. Please revise to disclose the data underlying the results reached by Northland that are described in this section. For example, disclose the enterprise value, and the LTM, 2020E and 20201E revenue and gross profit for each company in the Comparable Public
         Company Analysis. Please provide similar information for the Comparable M&A
         Transaction Analysis. For each analysis, show how the information from the analysis resulted in the multiples/values disclosed.
Certain Projected Financial Information, page 91

14. You disclose that "[t]he assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information." Please briefly describe the material assumptions underlying the financial projections.
Proposal No. 2     The Charter Proposals, page 96

15.      You disclose that "[a]mendments to certain provisions of Parent   s
amended and restated
         certificate of incorporation will require either the affirmative vote of the holders of at least
         662/3% of the voting power of the outstanding capital stock of Parent or the affirmative vote of the holders of a majority of the voting power of the outstanding capital stock of
         Parent." Please briefly describe the "certain provisions" discussed in this bullet point.
Vote Required for Approval, page 98

16. Please clarify whether shareholders will vote for each charter proposal separately, and whether charter proposals can be approved individually, or if the approval of each proposal is conditioned upon the approval of all proposals. If these proposals are to be voted upon separately, please consider unbundling the proposals into separate proposals so as to allow shareholders to vote separately on material matters, or tell us why you do not believe you are required to do so. Please refer to Rule 14a-4(a)(3) of
         Regulation 14A, as well as Question 201.01 of the Division's Exchange Act Rule 14a-
         4(a)(3) Compliance and Disclosure Interpretations.
Material U.S. Federal Income Taxes, page 112

17. It appears from your Exhibit Index that you intend to file a short form tax opinion as
 James McEntee
FirstName LastNameJames CORP
                        McEntee
FINTECH ACQUISITION          III PARENT CORP
Comapany
August 31, NameFINTECH
           2020         ACQUISITION CORP III PARENT CORP
August
Page 5 31, 2020 Page 5
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         exhibit 8.1 to your proxy/registration statement. Please amend your disclosure to clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel. See Section III.B.2. of Staff Legal Bulletin 19, available on our public website.
Information About Fintech
Employees, page 118

18. We note your disclosure that "[e]ach of [y]our executive officers and directors is engaged in other business endeavors and is not obligated to contribute any specific number of hours per week to [y]our affairs, but they intend to devote as much of their time as they deem necessary to our affairs until we have completed the Business Combination." Please provide risk factor disclosure related to your officers and directors engaging in other business endeavors, and the time they intend to devote to your business.
Information About Paya
Company Overview, page 130

19. Please disclose the measure by which you determined you are a "leading" independent integrated payments and commerce platform.
20. We note your disclosure that "[you] derive most of [y]our revenue from fees paid by
         [y]our customers which principally include a processing fee that is charged as a percentage of total payment volume." Please briefly describe your other sources of revenue. As a related matter, please clearly define "customer," "premier customer," and
         "partner," and clarify the manner by which you charge fees or otherwise generate revenues from each.
21. We also note your disclosure that "[i]n some cases, including card processing in [y]our government and utilities end-market and in ACH and check processing, fees are charged in the form of a fixed fee per transaction. [You] also derive a portion of revenue from monthly and annual fees for customers to use the Paya Connect platform and its suite of value-added services." Please clarify the other ways by which you charge fees to your customers. Disclose the percentage of your revenue derived from fees per transaction, recurring fees for use of the Paya Connect platform, and any other source of fees, respectively, or tell us why you are not required to do so.
Segments, page 131

22. Please clarify whether your Paya connect platform falls into one segment, or whether and which services provided by the Paya connect platform are included in each segment, respectively.
Key Trends Impacting Our Market, page 133

23. Please tell us whether you commissioned the Accenture market study. If so, please
 James McEntee
FirstName LastNameJames CORP
                        McEntee
FINTECH ACQUISITION          III PARENT CORP
Comapany
August 31, NameFINTECH
           2020         ACQUISITION CORP III PARENT CORP
August
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         provide the consent required by Rule 436 and Section 7 of the Securities Act.
Partner-centric Distribution, page 136

24. Please clarify what is meant by "future-proof payments platform" and "sandbox environment."
Paya's Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
Revenue, page 159

25. We note your disclosure that "[t]he increase in Integrated Solutions revenue was driven by increased volume from both new and existing customers." Please clarify the percentage increase attributable to each of new and existing customers, respectively, or tell us why you are not required to do so. In an appropriate place in your filing, define "new customers" and "existing customers," including any relevant time period by which you define each. Make conforming changes to your filing.
Paya's Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Year Ended December 31, 2019 Compared to Year Ended December 31, 2018, page 167

26. The increase in cash provided by operating activities was significantly impacted by changes in assets and liabilities, net of the impact of business acquisitions. Please revise to discuss these changes.
Critical Accounting Policies
Goodwill and other intangible assets, net, page 170

27. Please clarify when a quantitative test is required in the goodwill impairment evaluation.
         In addition, please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your reporting units are at risk of failing the quantitative impairment test or that the fair value of each of your reporting units are substantially in excess of carrying value and are not at risk of failing. If a reporting unit is at risk of failing, you should disclose:
             the percentage by which fair value exceeded carrying value at the date of the most recent step one quantitative test;
             the amount of goodwill allocated to the reporting unit;
             a more detailed description of the methods and key assumptions used and how the key assumptions were determined;
             a discussion of the degree of uncertainty associated with the assumptions; and
             a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. Please refer to Item 303(a)(3)(ii) of Regulation S-K, which requires a description of
 James McEntee
FirstName LastNameJames CORP
                        McEntee
FINTECH ACQUISITION          III PARENT CORP
Comapany
August 31, NameFINTECH
           2020         ACQUISITION CORP III PARENT CORP
August
Page 7 31, 2020 Page 7
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         known uncertainties, and Section V of the Commission   s Guidance
Regarding
         Management   s Discussion and Analysis of Financial Condition and
Results of Operations,
         SEC Release No. 34-48960, issued December 19, 2003 and available on our website at
         www.sec.gov.
Conflicts of Interest, page 190

28.      We note your disclosure that "Parent   s certificate of incorporation
will, to the maximum
         extent permitted from time to time by Delaware law, renounce any interest or expectancy that Parent has in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to certain of
Parent   s officers, directors
         or shareholders or their respective affiliates, other than those officers, directors,
         shareholders or affiliates who are Parent   s or Parent   s
subsidiaries    employees." Please
         amend your filing to include risk factor disclosure describing the risks to shareholders related to this provision.
Financial Statements, page F-1

29. Please tell us your consideration and disclose why separate financial statements of
         FinTech Acquisition Corp. III Parent Corp. have not been presented. GTCR-Ultra Holdings II, LLC Audited Financial Statements
Notes to Consolidated Financial Statements, page F-82

30. Please disclose supplementary financial information. Refer to Item 302 of Regulation S-K.
6. Long-term debt, page F-98

31. Reference is made to page 169 where the maximum net leverage ratio permitted by the
         Credit Agreement's financial covenant is discussed. Please provide similar disclosure regarding this covenant in Note 6.
General

32. Please file the following agreements as exhibits, or tell us why you believe you are not required to do so:

                Agreement with AWS;
                Tax Receivable Agreement; and
                Strategic Alliance Agreement.

         See Item 601(b)(10) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 James McEntee
FINTECH ACQUISITION CORP III PARENT CORP
August 31, 2020
Page 8

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Adam Phippen at (202) 551-3336 or Angela Lumley at
(202) 551-
3398 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-
3222 with any other questions.



FirstName LastNameJames McEntee              Sincerely,
Comapany NameFINTECH ACQUISITION CORP III PARENT CORP
                                             Division of Corporation Finance
August 31, 2020 Page 8                       Office of Trade & Services
FirstName LastName